INVICTA CAPITAL LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69923

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___03/20/2018___ AND ENDING ___12/31/2018___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Invicta Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2790 Mosside Blvd., Suite 530

(No. and Street)

Monroeville   **PA**   **15146**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aimee Toth   **412-287-4646**

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC

(Name – if individual, state last, first, middle name)

5700 Corporate Drive, Suite 800	**Pittsburgh**	**PA**	**15237-5851**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

SEC 1410 (06-02)

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, **Aimee Toth**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Invicta Capital LLC**, as of **December 31**, 20 **18**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Commonwealth of Pennsylvania - Notary Seal
Kristin Pearson, Notary Public
Allegheny County
My commission expires May 29, 2022
Commission number 1334079
Member, Pennsylvania Association of Notaries

Signature

CEO

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

Lally & Co.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Invicta Capital, LLC
Pittsburgh, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Invicta Capital, LLC** ("Company") as of December 31, 2018, the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the period of March 20, 2018 through December 31, 2018, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period of March 20, 2018 through the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained on pages 13 through 15 has been subjected to audit procedures performed in conjunction with the audit of Invicta Capital, LLC's financial statements. The supplemental information is the responsibility of Invicta Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matter

As discussed in Note 9 to the financial statements, the entity has had numerous significant transactions with a business controlled by the owner of the entity. Our opinion is not modified with respect to this matter.

Lally & Co, LLC

We have served as the Company's auditor since 2018.

Pittsburgh, Pennsylvania
February 28, 2019

INVICTA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	53,041
Clearing deposit		10,000
Prepaid expenses		1,598
Due from affiliate		738
Property and equipment, net of accumulated depreciation of $0		1,836
	$	67,213

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	33,321
Members' equity		33,892
	$	67,213

The accompany notes are an integral part of these financial statements.

INVICTA CAPITAL LLC

STATEMENT OF OPERATIONS
For the Period March 20, 2018 to December 31, 2018

Revenues:		
Annuities	$	35,516
Consulting fees		6,431
Mutual funds		396
Expense reimbursement income		39,733
		82,076
Operating expenses:		
Commission		32,321
Regulatory		30,234
Computer & software		2,800
Professional fees		14,395
Insurance		11,599
Other		240
		91,589
Net loss	$	(9,513)

INVICTA CAPITAL LLC

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Period March 20, 2018 to December 31, 2018**

Subordinated Borrowings - March 20, 2018	$	-
Increases		-
Decreases		-
Subordinated Borrowings - December 31, 2018	$	-

INVICTA CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period March 20, 2018 to December 31, 2018

Balance, March 20, 2018	$	23,405
Net loss		(9,513)
Contributions from members		20,000
Balance, December 31, 2018	$	33,892

The accompany notes are an integral part of these financial statements.

INVICTA CAPITAL LLC

STATEMENT OF CASH FLOWS
For the Period March 20, 2018 to December 31, 2018

Cash flows from operating activities:		
Net loss	$	(9,513)
Adjustments to reconcile net loss to net cash provided for operating activities:		
Clearing deposit		(10,000)
Prepaid expenses		(1,598)
Due from affiliate		(738)
Accounts payable and accrued expenses		33,321
Net cash provided by operating activities		11,472
Cash flows from investing activities:		
Purchase of property and equipment		(1,836)
Cash flows from financing activities:		
Contributions from members		20,000
Net cash provided by financing activities		20,000
Net increase in cash during the year		29,636
Cash, beginning of year		23,405
Cash, end of year	$	53,041

The accompany notes are an integral part of these financial statements.

Note 1   **Organization and Nature of Business**

Invicta Capital LLC ("Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed in 2010 and is a Pennsylvania limited liability company. The Company received its FINRA approval for membership on March 20, 2018 and began operations.

The Company is associated with Interactive Brokers LLC (SEC #8-47257) on fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under (k)(2)(i) exemptive provisions of SEC Rule 15c3-3.

Note 2   **Summary of Significant Accounting Policies**

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and Equivalents
For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Note 2   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Recent Accounting Pronouncements

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A leasee will be required to recognized on the balance sheet, the assets and liabilities for lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2018
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of Significant Accounting Policies (continued)**

Income Taxes

The members of the Company have elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Note 3   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1 as a broker dealer registered for less than twelve months. After twelve months, the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2018 the Company's net capital was $29,720 which was $24,720 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 1.12 to 1.

Note 4   **Concentrations**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

INVICTA CAPITAL

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2018
(See Report of Independent Registered Public Accounting Firm)

Note 5   **Deposit with Clearing Organizations**

As required by its clearing organization, a deposit of $10,000 is held at Interactive Brokers LLC. Such amount is shown as a "Clearing Deposit" on the statement of financial condition at December 31, 2018.

Note 6   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7   **Subsequent Events**

The Company has evaluated events and transactions after the date of the Statement of Financial Condition through February 28, 2019, which is the date the financial statements were available to be issued.

Note 8   **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off- balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2018
(See Report of Independent Registered Public Accounting Firm)

Note 8   **Financial Instruments with Off-Balance-Sheet Risk (continued)**

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. The Company has evaluated events and transactions after the date of the Statement of Financial Condition through February 29, 2019, which is the date the financial statements were available to be issued.

Note 9   **Related Party Transactions**

The Company provides securities brokerage and registered representative services to Invicta Advisors, LLC, a company related by common ownership.

INVICTA CAPITAL LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2018

Capital

Members' equity		$	33,892

Deductions and charges:
   Nonallowable assets:

Prepaid expenses	$	(1,598)	
Due from affiliate		(738)	
Furniture and equipment, net		(1,836)	
			(4,172)
Net capital		$	29,720

Aggregate indebtedness

Accounts payable and accrued expenses		$	33,321

Computation of basic net capital requirement

Minimum net capital required		$	2,221
Minimum dollar net capital required			5,000
Net capital requirement			5,000

Excess net capital		$	24,720
Net capital less 120% of minimum			
dollar net capital required		$	23,720

Percentage of aggregate indebtedness to net capital	112%

Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2018)

There are no material differences between the computations above
and the computations included in the Company's corresponding
unaudited Form X-17A-5 PartIIA filing.

INVICTA CAPITAL LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
December 31, 2018

Invicta Capital LLC claims exemption under Regulation 240.15c3-3 under (k)(2)(i). As an introducing borker or dealer that clears all transactions with and for customers on a fully dsiclosed basis with a clearing broker (Interactive Brokers LLC SEC # 8-47257) or other distributors. Invicta Capital LLC promplty transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-4, as are customarily made and kept by a clearing broker or other distributors.

INVICTA CAPITAL LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMETNS
UNDER SEC RULE 15c3-3
December 31, 2018

EXEMPTIVE PROVISIONS

Invicta Cpaital LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, Invica Capital LLC operates under the (k)(2)(i) exemptive provisions of SEC rule 15c3-3.

INVICTA CAPITAL, LLC

REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT

DECEMBER 31, 2018



Lally & Co.

CPAs and Business Advisors

INVICTA CAPITAL, LLC
REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT
DECEMBER 31, 2018

CONTENTS

Review Report

Exhibit



Lally & Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
 Invicta Capital, LLC
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Invicta Capital, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which Invicta Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) ("exemption provisions") and (2) Invicta Capital, LLC stated that Invicta Capital, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exception report. Invicta Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Invicta Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co, LLC

Pittsburgh, Pennsylvania
February 28, 2019

SCHEDULE I

EXEMPTION REPORT

Invicta Capital LLC
Exemption Report
December 31, 2018

Invicta Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the entire period March 20, 2018 through December 31, 2018 without exception.

I, Aimee Toth, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO